UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission file number 001-35530	Commission file number 001-39355

BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD RENEWABLE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information in this Form 6-K is incorporated by reference into (i) Brookfield Renewable Partners L.P.’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2018 (File No. 333-224206), as amended by Post-Effective Amendment No. 1 to the registration statement, filed with the SEC on February 19, 2020, (ii) Brookfield Renewable Partners L.P.’s registration statement on Form F-3 (File No. 333-237996) that was declared effective by the SEC on July 29, 2020 and (iii) Brookfield Renewable Corporation’s registration statement on Form S-8 filed with the SEC on August 3, 2020 (File No. 333-240282).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 11, 2020, Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Corporation (“BEPC”) completed the previously announced three-for-two unit/share splits of BEP’s outstanding non-voting limited partnership units (“BEP units”) and BEPC’s outstanding class A exchangeable subordinate voting shares (“BEPC shares”). Following completion of the unit/share splits, there are 274,801,453 BEP units outstanding and 172,184,416 BEPC shares outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: December 11, 2020	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE CORPORATION

Date: December 11, 2020	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary